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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|X|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Joseph Edelman
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(Last)                               (First)                            (Middle)

                         c/o First New York Securities
                          850 Third Avenue, 8th Floor
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                                    (Street)

   New York, NY 10022
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   (City)                            (State)                              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Cypress Bioscience, Inc. (CYPB)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   12/2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   |_| Director                     |X| 10% Owner
   |_| Officer (give title below)   |_| Other (specify below)

   ______________________________
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7. Individual or Joint/Group Reporting (check applicable line)

   |_| Form Filed by One Reporting Person
   |X| Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------


                                                                          (Over)

================================================================================
          Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                             5.               6.
                                                                4.                           Amount of        Owner-
                                                                Securities Acquired (A) or   Securities       ship
                                     2A.                        Disposed of (D)              Beneficially     Form:      7.
                       2.            Deemed                     (Instr. 3, 4 and 5)          Owned at the     Direct     Nature of
                       Transaction   Execution     3.           --------------------------   end of Issuer's  (D) or     Indirect
1.                     Date          Date, if any  Transaction              (A)              Fiscal Year      Indirect   Beneficial
Title of Security      (Month/Day/   (Month/Day/   Code                     or               (Instr. 3        (I)        Ownership
(Instr. 3)             Year)         Year)         (Instr. 8)   Amount      (D)      Price   and 4)           (Instr.4)  (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02                                3 (1) (3)                                    (1) (3)        (1) (3)   By Master
par value                                                                                                                Fund (1)(3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02    10/17/02                        S4       1,400        D       $1.28     7,800 (2)         (2)     Through
par value                                                                                                                FNYT (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02    11/22/02                        P4       8,500        A       $1.50     7,800 (2)         (2)     Through
par value                                                                                                                FNYT (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02    12/20/02                        S4        700         D      $2.9003    7,800 (2)         (2)     Through
par value                                                                                                                FNYT (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02    12/20/02                        S4       6,600        D      $2.9003  1,521,863 (1)       (1)     By Master
par value                                                                                                                Fund (1)
===================================================================================================================================

(*) If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 2270 (9-02)

================================================================================
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                   7.                    Number     ship
               2.                                  5.                              Title and             of         of
               Conver-                             Number of                       Amount of             Deriv-     Deriv-   11.
               sion                                Derivative                      Underlying            ative      ative    Nature
               or                3A.               Securities  6.                  Securities   8.       Secur-     Secur-   of
               Exer-             Deemed            Acquired    Date                (Instr. 3    Price    ities      ity:     In-
               cise     3.       Execu-            (A) or      Exercisable and     and 4)       of       Bene-      Direct   direct
               Price    Trans-   tion     4.       Disposed    Expiration Date   -------------  Deriv-   ficially   (D) or   Bene-
1.             of       action   Date,    Trans-   of (D)      (Month/Day/Year)         Amount  ative    Owned      In-      ficial
Title of       Deriv-   Date     if any   action   (Instr. 3,  ----------------         or      Secur-   at End     direct   Owner-
Derivative     ative    (Month/  (Month/  Code     4 and 5)    Date     Expira-         Number  ity      of Year    (I)      ship
Security       Secur-   Day/     Day/     (Instr.  ----------  Exer-    tion            of      (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)     ity      Year)    Year)    8)       (A)    (D)  cisable  Date     Title  Shares  5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   $3.09    (3)               3 (3)                3/27/02  3/27/07  Common  764,231         764,231    (1)(3)   (1)(3)
Purchase                                                                         Stock                   (1)(3)
Warrants
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) These securities are held by Perceptive Life Sciences Master Fund Ltd.("Master Fund") of which Perceptive Advisors LLC ("Advisors") is the investment advisor. As investment advisor of Master Fund, Advisors has the sole power to vote and dispose of the securities held by Master Fund which power is exercisable by Joseph Edelman as the managing member of Advisors. In accordance with Instruction 4(b)(iv) to Form 5, the entire amount of the Issuer's securities held by Master Fund is reported herein. Mr. Edelman and Advisors each disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, any beneficial ownership of any of the Issuer's securities that are held by Master Fund, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that Mr. Edelman or Advisors is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.
(2) These securities are held in an account of First New York Trading, LLC ("FNYT"), of which account Mr. Edelman has sole voting and dispositive power. In accordance with Instruction 4(b)(iv) to Form 5, the entire amount of the Issuer's securities held in the FNYT account is reported herein. Mr. Edelman disclaims Section 16 beneficial ownership over such securities except to the extent of his indirect pecuniary interest therein. In addition, neither Master Fund nor Advisors has any pecuniary interest in the securities that are held in the FNYT account.
(3) As of March 27, 2002, Master Fund acquired 1,528,463 shares of the Issuer's Common Stock and warrants to purchase 764,231 shares of Common Stock.


       /s/ Joseph Edelman                                     1/21/03
------------------------------------               -----------------------------
           Joseph Edelman                                      Date
   **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                             Joint Filer Information

Names: Perceptive Life Sciences Master Fund Ltd. and Perceptive Advisors LLC

IRS I.D. No.: 980338943 (Master Fund)                      52-2291758 (Advisors)

Address: c/o First New York Securities, LLC
         850 Third Avenue, 8th Floor
         New York, New York 10022

Designated Filer:             Joseph Edelman

Issuer and Ticker Symbol:     Cypress Bioscience, Inc. (CYPB)

Statement for Month/Year      12/02

The undersigned, Perceptive Life Sciences Master Fund Ltd. and Perceptive Advisors LLC are jointly filing the attached Initial Statement of Beneficial Ownership on Form 5 with Joseph Edelman with respect to the beneficial ownership of securities of Cypress Bioscience, Inc.

PERCEPTIVE LIFE SCIENCES                      PERCEPTIVE ADVISORS LLC
MASTER FUND LTD.

By: Perceptive Advisors LLC, its investment
      advisor


By: /s/ Joseph Edelman                        By: /s/ Joseph Edelman
    ---------------------------------             ------------------------------
Name:  Joseph Edelman                         Name:  Joseph Edelman
Title: Managing Member                        Title: Managing Member